UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 4, 2015
Commission File Number 1-15200

Statoil ASA
(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F:

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This report on Form 6-K and the exhibit hereto shall be deemed to be incorporated by reference as Exhibit 1.1 to Statoil ASA and Statoil Petroleum's Registration Statement on Form F-3 (File no. 333-167092) and to be part thereof from the date on which this report is furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement for Debt Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA
(Registrant)

Date: June 4, 2015	By:	/s/ Philippe Mathieu
Name: Philippe Mathieu
Title: Senior Vice President of Finance